UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CADBURY PLC

(Name of Subject Company (Issuer))

KRAFT FOODS INC.

(Name of Filing Persons (Offerors))

Ordinary Shares of 10p each

(Including Ordinary Shares Represented by American Depositary Shares,

each representing four Ordinary Shares of 10p each)

(Title of Class of Securities)

B2PF6M

12721E102

(CUSIP Number of Class of Securities)

Marc S. Firestone

Executive Vice President, Corporate & Legal Affairs and General Counsel

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

(847) 646-2000

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Barbara L. Becker

Andrew L. Fabens

James J. Moloney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$16,835,877,382.94	$939,441.96

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This valuation assumes the purchase of all of the issued and outstanding ordinary shares of 10 pence each of Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), including ordinary shares represented by American Depositary Shares, at a price per ordinary share of (i) 300 pence in cash and (ii) 0.2589 shares of common stock Class A common stock, without par value, of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”) (such common stock, the “Kraft Foods common stock”). The aggregate value of the cash in the offer (as described in the prospectus/offer to exchange contained in a registration statement on Form S-4 filed with the Securities and Exchange Commission by Kraft Foods on December 4, 2009) equals the product of (i) $4.99 (translated from 300 pence into U.S. dollars on December 1, 2009 at an exchange rate equal to of $1.6627 per £) and (ii) 1,413,616,467 (the sum of (x) 1,372,703,854 Cadbury ordinary shares outstanding as of December 1, 2009 (as reported by Cadbury with the London Stock Exchange’s Regulatory News Service on December 1, 2009) and (y) 40,912,613 Cadbury ordinary shares that could be issued to satisfy the exercise and vesting of options under Cadbury share plans (assuming exercise and vesting of such options and awards in full) as at the close of business on November 24, 2009 as disclosed by Cadbury in a letter from Cadbury to Kraft Foods’ financial advisor dated November 27, 2009 (the sum of (x) and (y), the “Cadbury Share Total”)). The aggregate value of the Kraft Foods common stock to be exchanged, on the basis of the market value of the Kraft Foods common stock to be exchanged in the Offer, which was computed in accordance with Rule 0-11(a)(4) of the Exchange Act, equals the product of (i) $26.74 (the average of the high and low prices per share of Kraft Foods common stock on December 2, 2009) and (ii) the product of (A) 0.2589 and (B) 1,413,616,467 (the Cadbury Share Total).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act equals $55.80 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$948,884.20

Form or Registration No.:	Schedule 14A

Filing Party:	Kraft Foods Inc.

Date Filed:	November 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), to acquire all outstanding ordinary shares of 10 pence each (“Cadbury ordinary shares”) of Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), including those Cadbury ordinary shares represented by American Depositary Shares (“Cadbury ADSs”), each of which represents four Cadbury ordinary shares. In the offer, Kraft Foods is offering 300 pence in cash and 0.2589 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods common stock”) in exchange for each outstanding Cadbury ordinary share, including each Cadbury ordinary share represented by a Cadbury ADS, validly tendered and not withdrawn, upon the terms and subject to the conditions described in the Prospectus/Offer to Exchange (as defined below) and the related Form of Acceptance and ADS Letter of Transmittal. As one Cadbury ADS represents four Cadbury ordinary shares, for each Cadbury ADS validly tendered and not withdrawn, the holder thereof will receive 1,200 pence in cash and 1.0356 shares of Kraft Foods common stock. The offer includes a mix and match election facility.

Kraft Foods has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated December 4, 2009 relating to the offer (the “Registration Statement”). The terms and conditions of the offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related Form of Acceptance and form of ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(A) and (a)(1)(B), respectively, hereto. All holders of Cadbury ordinary shares who are U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended) or residents of Canada, and all holders of Cadbury ADSs, wherever located, will receive the Prospectus/Offer to Exchange. All holders of Cadbury ordinary shares who are not U.S. holders or residents of Canada will receive separate U.K. offer documents. Holders of Cadbury ordinary shares and Cadbury ADSs will only receive the relevant offer documents if they are permitted by law to receive them.

Items 1 though 11.

As permitted by General Instruction F to Schedule TO, the information in the Prospectus/Offer to Exchange and the related Form of Acceptance and form of ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(A) and (a)(1)(B), respectively, hereto, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the SEC by Kraft Foods, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

Item 12. Exhibits.

Exhibit No.	Description of Exhibit
(a)(1)(A)	Form of Acceptance.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients.*

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	Press release issued by Kraft Foods on December 4, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)(A)	Prospectus/Offer to Exchange registering the offer and sale of the Kraft Foods Class A common stock to be issued in the offer.*

(a)(5)	Summary advertisement as published in The Wall Street Journal on December 4, 2009.*

(b)	Acquisition and Refinancing Bridge Credit Agreement by and among Kraft Foods Inc., the lenders named therein and Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc., as joint bookrunners, and Citibank, N.A. and Deutsche Bank AG Cayman Islands Branch, as co-administrative agents (incorporated by reference to Exhibit 99.9 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Registration Statement.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KRAFT FOODS INC.

By:	/s/ Timothy R. McLevish
	Name:	Timothy R. McLevish
	Title:	Executive Vice President and Chief Financial Officer

Date: December 4, 2009